                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO
                                 FINAL AMENDMENT

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                                (Name of Issuer)


                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                      (Name of Person(s) Filing Statement)


                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)


                               Robert W. Fullerton
                       Blue Rock Market Neutral Fund, LLC
                          c/o Blue Rock Advisors, Inc.
                              445 East Lake Street
                                    Suite 230
                            Wayzata, Minnesota 55391
                                 (952) 229-8700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131


                                 March 29, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE


Transaction Valuation: $130,000,000.00 (a)   Amount of Filing Fee: $3,991.00 (b)

(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $13,910.00

      Form or Registration No.:  SC TO-I

      Filing Party:  Blue Rock Market Neutral Fund, LLC

      Date Filed:  12/27/04, 6/29/05, 3/29/06, 6/27/06, 9/27/06 and 12/26/06

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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Blue Rock Market Neutral Fund, LLC


                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 29, 2007 by Blue Rock Market Neutral Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $130,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 29, 2007.


                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.


         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on April 25,
2007.

         2. The Valuation Date of the Interests tendered pursuant to the Offer was June 29, 2007.

         3. $1,800,000.00 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.


                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          BLUE ROCK MARKET NEUTRAL FUND, LLC


                                      By: /s/ Robert W. Fullerton
                                          ------------------------------------

                                          Name:   Robert W. Fullerton

                                          Title:  Principal Executive Officer

December 26, 2007